UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

AILERON THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00887A 10 5
(CUSIP Number)

S. Edward Torres
Lilly Ventures Fund I, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 00887A 10 5	Page 2 of 19

1	NAMES OF REPORTING PERSONS: Lilly Ventures Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Lilly Ventures Fund I, LLC ("LVF1"), LV Management Group, LLC ("LV Management"), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the "Reporting Persons") may be considered members of a group for purposes of this Schedule 13D.

2
As described in Item 5 below, the Reporting Persons beneficially own 1,094,987 shares of the Issuer's Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 14,710,208 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Prospectus dated June 28, 2017 and filed with the Securities and Exchange Commission on June 29, 2017.

CUSIP 00887A 10 5	Page 3 of 19

1	NAMES OF REPORTING PERSONS: LV Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1
Lilly Ventures Fund I, LLC ("LVF1"), LV Management Group, LLC ("LV Management"), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the "Reporting Persons") may be considered members of a group for purposes of this Schedule 13D.

2
As described in Item 5 below, the Reporting Persons beneficially own 1,094,987 shares of the Issuer's Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 14,710,208 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Prospectus dated June 28, 2017 and filed with the Securities and Exchange Commission on June 29, 2017.

CUSIP 00887A 10 5	Page 4 of 19

1	NAMES OF REPORTING PERSONS: S. Edward Torres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1
Lilly Ventures Fund I, LLC ("LVF1"), LV Management Group, LLC ("LV Management"), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the "Reporting Persons") may be considered members of a group for purposes of this Schedule 13D.

2
As described in Item 5 below, the Reporting Persons beneficially own 1,094,987 shares of the Issuer's Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 14,710,208 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Prospectus dated June 28, 2017 and filed with the Securities and Exchange Commission on June 29, 2017.

CUSIP 00887A 10 5	Page 5 of 19

1	NAMES OF REPORTING PERSONS: Steven E. Hall, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1
Lilly Ventures Fund I, LLC ("LVF1"), LV Management Group, LLC ("LV Management"), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the "Reporting Persons") may be considered members of a group for purposes of this Schedule 13D.

2
As described in Item 5 below, the Reporting Persons beneficially own 1,094,987 shares of the Issuer's Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 14,710,208 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Prospectus dated June 28, 2017 and filed with the Securities and Exchange Commission on June 29, 2017.

CUSIP 00887A 10 5	Page 6 of 19

1	NAMES OF REPORTING PERSONS: Armen B. Shanafelt, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒[1] (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,094,987[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,094,987[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,094,987[2]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1
Lilly Ventures Fund I, LLC ("LVF1"), LV Management Group, LLC ("LV Management"), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the "Reporting Persons") may be considered members of a group for purposes of this Schedule 13D.

2
As described in Item 5 below, the Reporting Persons beneficially own 1,094,987 shares of the Issuer's Common Stock.  All of these shares are held by LVF1.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt. As such, each of the Reporting Persons share voting and dispositive power with respect to the shares held by LVF1.

3
This percentage is calculated based upon 14,710,208 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Prospectus dated June 28, 2017 and filed with the Securities and Exchange Commission on June 29, 2017.

CUSIP 00887A 10 5	Page 7 of 19

INTRODUCTION

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D).  This Schedule 13D is being filed by Lilly Ventures Fund I, LLC, LV Management Group, LLC, S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. to report the acquisition of the common stock of Aileron Therapeutics, Inc., as described in Item 3 below.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Common Stock") of Aileron Therapeutics, Inc., a Delaware corporation (the "Issuer" or "Aileron").  The principal executive offices of the Issuer are located at 281 Albany Street, Cambridge, MA 02139.

ITEM 2. IDENTITY AND BACKGROUND

(a)
This Schedule 13D is filed by (i) Lilly Ventures Fund I, LLC ("LVF1"), a Delaware limited liability company, (ii) LV Management Group, LLC ("LV Management"), a Delaware limited liability company, (iii) S. Edward Torres, an individual, (iv) Steven E. Hall, Ph.D., an individual and (v) Armen B. Shanafelt, Ph.D., an individual (collectively, the "Reporting Persons").

(b)	The address of the principal place of business of each of the Reporting Persons is c/o LV Management Group, LLC, 115 West Washington Street, Suite 1680-South, Indianapolis, Indiana 46204.

(c)	The principal business of each of the Reporting Persons is the venture capital investment business.

(d)
During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto (the "Listed Persons") has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of LVF1 and LV Management are Delaware limited liability companies; each of the individual Reporting Persons are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,094,987 shares of Common Stock, consisting of (i) 844,987 shares of Common Stock that were acquired by LVF1 prior to the Issuer's initial public offering (the "IPO") and (ii) 250,000 shares of Common Stock that were purchased by LVF1 in the IPO at the public offering price of $15.00 per share.  The IPO closed on July 5, 2017.

The 844,987 shares of Common Stock acquired prior to the IPO were acquired as follows:

•
341,238 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 3,390,885 shares of Series D Preferred Stock, which were purchased for an aggregate purchase price of $4.0 million.

•
191,946 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 1,907,373 shares of Series E-2 Preferred Stock, which were purchased for an aggregate purchase price of $2.3 million.

CUSIP 00887A 10 5	Page 8 of 19

•
166,489 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 1,654,411 shares of Series E-3 Preferred Stock, which were purchased for an aggregate purchase price of $2.2 million.

•
145,312 shares of Common Stock were acquired at the closing of the IPO upon the automatic conversion of 1,443,972 shares of Series F Preferred Stock, which were purchased for an aggregate purchase price of $2.0 million.

The 250,000 shares of Common Stock acquired in the IPO were purchased for an aggregate purchase price of $3.75 million.

The funds used by LVF1 to acquire the securities described above were obtained from capital contributions by its members.

ITEM 4. PURPOSE OF TRANSACTION

LVF1 purchased the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP 00887A 10 5	Page 9 of 19

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
As of the date hereof, LVF1 is the record owner of 1,094,987 shares of Common Stock.  LV Management is the management company for LVF1 and has voting and dispositive power over the shares held by LVF1.  As such, LV Management may be deemed to beneficially own the shares held by LVF1.  LV Management's voting and dispositive decisions with respect to the shares held by LVF1 are made by LV Management's management committee, which consists of Mr. Torres and Drs. Hall and Shanafelt, each of which may be deemed to beneficially own the shares held by LVF1.

Each of the Reporting Persons may be deemed to beneficially own 7.4% of the Issuer's outstanding Common Stock, which percentage is calculated based upon 14,710,208 outstanding shares of Common Stock, as reported in the Issuer's Prospectus dated June 28, 2017, as filed with the Securities and Exchange Commission on June 29, 2017.

(b)
Reporting Person	Number of Shares
	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
	Sole	Shared	Sole	Shared
Lilly Ventures Fund I, LLC	0	1,094,987	0	1,094,987
LV Management Group, LLC	0	1,094,987	0	1,094,987
S. Edward Torres	0	1,094,987	0	1,094,987
Steven E. Hall, Ph.D.	0	1,094,987	0	1,094,987
Armen B. Shanafelt, Ph.D.	0	1,094,987	0	1,094,987

(c)	Other than as described in Item 3, none of the Reporting Persons have purchased or sold any shares of the Issuer's common stock during the past 60 days.

(d)
No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Seventh Amended and Restated Investor Rights Agreement

LVF1 and other stockholders (collectively, the "Holders") of the Issuer have entered into a Seventh Amended and Restated Investor Rights Agreement dated December 23, 2016 (the "Investor Rights Agreement") with the Issuer.  Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights "Registrable Securities") can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

At any time after December 25, 2017, the holders of at least 30% of Registrable Securities may, on not more than two occasions, request that the Issuer register at least 20% of the outstanding Registrable Securities, subject to certain specified exceptions.

CUSIP 00887A 10 5	Page 10 of 19
Form S-3 Registration Rights

The Holders are entitled to certain Form S-3 registration rights, provided that the Issuer has not already effected two such registrations within the twelve-month period preceding the date of such request. Such Holders may make a request that the Issuer register their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, is reasonably expected to be at least 1.0 million.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), in another offering, either for its own account or for the account of other security holders, the Holders will be entitled to certain "piggyback" registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed above, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the Holders are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses related to any registration effected pursuant to the demand, Form S-3, and piggyback registration rights described above.

Expiration of Registration Rights

The demand, Form S-3, and piggyback registration rights described above will expire upon the earlier of (i) July 5, 2022, (ii) the date on which no Holder holds any Registrable Securities; or (iii) a Company Sale (as defined in the Investor Rights Agreement).

Lock-Up Agreement

LVF1, along with all of the Issuer's directors (including Dr. Shanafelt), executive officers and stockholders, have agreed with the underwriters for the IPO that, for a period of 180 days after June 28, 2017 and subject to specified exceptions, it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that the Issuer file a registration statement related to its common stock or enter into any swap or other agreement or any transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of share of common stock or other securities, in cash or otherwise.

The lead underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies LLC, may, in their discretion and at any time or from time to time before the termination of the lock-up period, without public notice, release all or any portion of the securities subject to lock-up agreements.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

CUSIP 00887A 10 5	Page 11 of 19

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.
Aileron Therapeutics, Inc. Seventh Amended and Restated Investor Rights Agreement, dated December 23, 2016 (Incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 (SEC File No. 333-2128474), filed with the Securities and Exchange Commission on June 2, 2017).

B.	Form of Lock-Up Agreement.

C.	Agreement regarding filing of joint Schedule 13D.

CUSIP 00887A 10 5	Page 12 of 19
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2017

LILLY VENTURES FUND I, LLC

By: LV Management Group, LLC

By: /s/ S. Edward Torres
Name:           S. Edward Torres
Title:             Managing Director

LV MANAGEMENT GROUP, LLC

By: /s/ S. Edward Torres
Name:           S. Edward Torres
Title:             Managing Director

/s/ S. Edward Torres

/s/ Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.

CUSIP 00887A 10 5	Page 13 of 19

SCHEDULE 1

MEMBERS:

Eli Lilly and Company
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

S. Edward Torres
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

Steven E. Hall, Ph.D.
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

Armen B. Shanafelt, Ph.D.
c/o LV Management Group, LLC
115 West Washington Street, Suite 1680-South
Indianapolis, IN 46204

CUSIP 00887A 10 5	Page 14 of 19

EXHIBIT B

FORM OF LOCK- UP AGREEMENT
_______________, 2017
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated
Jefferies LLC
as Representatives of the several
Underwriters to be named in the
 within-mentioned Underwriting Agreement
c/o	Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
and
Jefferies LLC
520 Madison Avenue
New York, New York 10022
Re: Proposed Public Offering by Aileron Therapeutics, Inc.
Dear Sirs:
The undersigned, a stockholder, optionholder, officer and/or director of Aileron Therapeutics, Inc., a Delaware corporation (the "Company"), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Jefferies LLC ("Jefferies" and, together with Merrill Lynch, the "Representatives") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company providing for the public offering (the "Offering") of shares of the Company's common stock, par value $0.001 per share (the "Common Stock"). In recognition of the benefit that the Offering will confer upon the undersigned as a stockholder, optionholder, officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 180 days from the date of the Underwriting Agreement (the "Lock-Up Period"), the undersigned will not, without the prior written consent of the Representatives, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Company's Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the "Lock-Up Securities"), or exercise any right with respect to the registration of any of the Lock-Up Securities or the filing of any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any issuer directed shares of Common Stock the undersigned may purchase in the Offering.

CUSIP 00887A 10 5	Page 15 of 19
If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of the Common Stock, the Representatives will notify the Company of the impending release or waiver, and (2) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (i) the release or waiver is effected solely to permit a transfer not for consideration and (ii) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.
Notwithstanding the foregoing, and subject to the conditions below, the undersigned may, without the prior written consent of the Representatives:
(a.)
transfer the Lock-Up Securities, provided that (1) the Representatives receive a signed Lock-Up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) in the case of clauses (i.) through (v.) below, such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i.)	as a bona fide gift or gifts;
(ii.)
to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii.)	as a distribution to limited partners, members, stockholders or other equity holders of the undersigned;
(iv.)	to the undersigned's affiliates or to any investment fund or other entity that, directly or indirectly, controls, is controlled by, or is under common control with, the undersigned;
(v.)	by will or intestate succession upon the death of the undersigned; or
(vi.)	pursuant to a court or regulatory agency order, a qualified domestic order or in connection with a divorce settlement;

CUSIP 00887A 10 5	Page 16 of 19
(b.)
exercise any rights to purchase, exchange or convert any stock options granted pursuant to the Company's equity incentive plans existing as of the date of the Underwriting Agreement or warrants or any other securities existing as of the date of the Underwriting Agreement, which securities are convertible into or exchangeable or exercisable for Common Stock, provided that (1) any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) the underlying shares of Common Stock continue to be subject to the restrictions on transfer set forth in this lock- up agreement and (2) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such exercise during the Lock-Up Period;

(c.)
sell Lock-Up Securities to the Company in connection with the termination of the undersigned's employment or other service with the Company, provided that, (1) any filing under Section 16 of the Exchange Act made during the Lock-Up Period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no Lock-Up Securities were sold by the reporting person other than such transfers to the Company as described above and (2) the undersigned does not otherwise voluntarily effect any other public filings or report regarding such transfers during the Lock-Up Period; or

(d.)
transfer the Lock-Up Securities upon the completion of a bona fide third-party tender  offer, merger, consolidation or other similar transaction made to all holders of the Company's securities involving a change of control of the Company; provided that, in the event that such tender offer, merger, consolidation or other such transaction is not completed, such securities held by the undersigned shall remain subject to the restrictions on transfer set forth in this lock-up agreement (for purposes hereof, "change of control" shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity)).

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a 10b5-l trading plan that complies with Rule 10b5-l under the Exchange Act ("10b5-l Trading Plan") or from amending an existing 10b5-l Trading Plan so long as there are no sales of Lock- Up Securities under such plan during the Lock-Up Period; and provided that, the establishment of a 10b5-1 Trading Plan or the amendment of a 10b5-l Trading Plan, in either case, providing for sales of Lock-Up Securities shall only be permitted if (i) the establishment or amendment of such plan is not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise, and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding the establishment or amendment of such plan.
Furthermore, during the Lock-Up Period, the undersigned may sell shares of Common Stock of the Company purchased by the undersigned in the Offering from the Underwriters (other than any issuer- directed shares of Common Stock purchased in the Offering by an officer or director of the Company) or on the open market following the Offering if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

CUSIP 00887A 10 5	Page 17 of 19
The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.
In the event that during the Lock-Up Period, the Representatives waive any prohibition on the transfer of Lock-Up Securities held by any record or beneficial holder of the shares of capital stock of the Company, the Representatives shall be deemed to have also waived for each Major Holder (as defined below), on the same terms, the prohibitions set forth in the lock-up agreement that would otherwise have applied to such Major Holder with respect to the same percentage of such Major Holder's Lock-Up Securities as the relative percentage of aggregate Lock-Up Securities held by such party receiving the waiver which are subject to such waiver. The provisions of this paragraph will not apply: (1) unless and until the Representatives have first waived more than 1.0% of the Company's total outstanding shares of Common Stock (determined as of the date of such waiver and assuming conversion, exercise and exchange of all securities convertible into or exercisable or exchangeable for Common Stock) from such prohibitions, (2) (a) if the waiver is effected solely to permit a transfer not involving a disposition for value and (b) the transferee has agreed in writing to be bound by the same terms described in this lock-up agreement to the extent and for the duration that such terms remain in effect at the time of the transfer, or (3) if the waiver is granted to a holder of Lock-Up Securities in connection with a follow-on public offering of the Company's securities pursuant to a registration statement on Form S-1 that is filed with the Securities and Exchange Commission, provided that such waiver shall only apply with respect to such holder's participation in such follow-on public sale. In the event that, as a result of this paragraph, any Lock-Up Securities held by the undersigned are released from the restrictions imposed by this lock-up agreement, the Representatives shall use commercially reasonable efforts to notify the Company within two business days of the effective date of such release, and the Company, in turn, in consultation with the Representatives, shall use commercially reasonable efforts to notify the Major Holders within one business day thereafter that the same percentage of aggregate Lock-Up Securities held by such Major Holders has been released; provided that the failure to give such notice to the Company or the Major Holders shall not give rise to any claim or liability against the Company or the Underwriters, including the Representatives. Notwithstanding any other provisions of this lock-up agreement, if the Representatives, in their reasonable judgment, after consultation with the Company, determine that a record or beneficial owner of any Lock-Up Securities should be granted an early release from a lock-up agreement due to circumstances of an emergency or hardship, then the Major Holders shall not have any right to be granted an early release pursuant to the terms of this paragraph. For purposes of this lock-up agreement, each of the following persons is a "Major Holder": each record or beneficial owner, as of the date hereof, of more than 5% of the outstanding shares of capital stock of the Company on an as- converted to Common Stock basis (for purposes of determining record or beneficial ownership of a stockholder, all shares of capital stock held by investment funds affiliated with such stockholder shall be aggregated).
The undersigned understands that, if (1) the execution of the Underwriting Agreement in connection with the Offering shall not have occurred on or before December 31, 2017, (2) the Company files an application to withdraw the registration statement relating to the Offering, (3) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder or (4) the Representatives, on behalf of the underwriters, advise the Company, or the Company advises the Representatives, in writing, prior to the execution of the Underwriting Agreement, that they have determined not to proceed with the Offering, the undersigned shall be released from all obligations under this agreement.
[Signature Page Follows]

CUSIP 00887A 10 5	Page 18 of 19
Very truly yours,
If an individual: If an entity:
______________________________                  ______________________________
[Print name above] [Print entity name above]

______________________________                  By:______________________________
Signature        Name:
         Title:

CUSIP 00887A 10 5	Page 19 of 19
EXHIBIT C

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

Dated:  July 17, 2017

LILLY VENTURES FUND I, LLC

By: LV Management Group, LLC

By: /s/ S. Edward Torres
Name:           S. Edward Torres
Title:             Managing Director

LV MANAGEMENT GROUP, LLC

By: /s/ S. Edward Torres
Name:           S. Edward Torres
Title:             Managing Director

/s/ S. Edward Torres

/s/ Steven E. Hall, Ph.D.

/s/ Armen B. Shanafelt, Ph.D.